Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES SECOND QUARTER AND YEAR TO DATE RESULTS

August 8, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2014.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2014	2013	2014	2013

Sales	$9,464	$8,962	$18,425	$17,323

Adjusted EBIT(1)	$710	$547	$1,315	$1,014

Income from operations before income taxes	$692	$543	$1,273	$1,000

Net income attributable to Magna International Inc.	$510	$415	$903	$784

Diluted earnings per share	$2.32	$1.78	$4.08	$3.35

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)    Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

THREE MONTHS ENDED JUNE 30, 2014

We posted record sales of $9.46 billion for the second quarter ended June 30, 2014, an increase of 6% over the second quarter of 2013. We achieved this sales increase in a period when vehicle production increased 3% in North America and 2% in Europe, both relative to the second quarter of 2013. In the second quarter of 2014, our North American, European and Asian production sales increased, while Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales decreased, in each case relative to the comparable quarter in 2013.

Complete vehicle assembly sales decreased to $793 million for the second quarter of 2014 compared to $796 million for the second quarter of 2013, while complete vehicle assembly volumes decreased 11% to approximately 34,000 units.

During the second quarter of 2014, income from operations before income taxes was $692 million, net income attributable to Magna International Inc. was $510 million and diluted earnings per share were $2.32, increases of $149 million, $95 million and $0.54 respectively, each compared to the second quarter of 2013.

During the second quarter ended June 30, 2014, we generated cash from operations of $748 million before changes in operating assets and liabilities, and invested $148 million in operating assets and liabilities. Total investment activities for the second quarter of 2014 were $432 million, including $384 million in fixed asset additions and $48 million in investments and other assets.

Financing activities during the second quarter ended June 30, 2014 included the issuance of $750 million of 3.625% fixed rate Senior Notes which mature on June 15, 2024, as well as the repurchase of $575 million of our Common Shares.

SIX MONTHS ENDED JUNE 30, 2014

We posted record sales of $18.43 billion for the six months ended June 30, 2014, an increase of 6% from the six months ended June 30, 2013. This higher sales level reflected increases in our North American, European and Asian production sales, as well as complete vehicle assembly sales, partially offset by decreases in Rest of World production sales and tooling, engineering and other sales, in each case relative to the first six months of 2013.

During the six months ended June 30, 2014, vehicle production increased 4% to 8.6 million units in North America and 6% to 10.5 million units in Europe, each compared to the first six months of 2013.

Complete vehicle assembly sales increased 1% to $1.61 billion for the six months ended June 30, 2014 compared to the six months ended June 30, 2013, while complete vehicle assembly volumes decreased 8% to approximately 70,000 units.

During the six months ended June 30, 2014, income from operations before income taxes was $1.27 billion, net income attributable to Magna International Inc. was $903 million and diluted earnings per share were $4.08, increases of $273 million, $119 million and $0.73, respectively, each compared to the first six months of 2013.

During the six months ended June 30, 2014, we generated cash from operations before changes in operating assets and liabilities of $1.42 billion, and invested $345 million in operating assets and liabilities. Total investment activities for the first six months of 2014 were $703 million, including $601 million in fixed asset additions and a $102 million increase in investments and other assets.

Financing activities during the six months ended June 30, 2014 included the issuance of $750 million of 3.625% fixed rate Senior Notes which mature on June 15, 2024, as well as the repurchase of $815 million of our Common Shares.

A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2014 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.38 with respect to our outstanding Common Shares for the quarter ended June 30, 2014. This dividend is payable on September 12, 2014 to shareholders of record on August 29, 2014.

UPDATED 2014 OUTLOOK

Light Vehicle Production (Units)
North America	16.9 million
Europe	19.8 million

Production Sales
North America	$17.6 - $18.2 billion
Europe	$9.9 - $10.3 billion
Asia	$1.6 - $1.8 billion
Rest of World	$0.7 - $0.8 billion
Total Production Sales	$29.8 - $31.1 billion

Complete Vehicle Assembly Sales	$3.0 - $3.3 billion

Total Sales	$35.6 - $37.3 billion

Operating Margin(1)	High 6% range

Tax Rate(1)	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

(1)       Excluding other expense, net

In this 2014 outlook, in addition to 2014 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 317 manufacturing operations and 83 product development, engineering and sales centres in 29 countries.  We have over 130,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Friday, August 8, 2014 at 8:00 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-404-8174. The number for overseas callers is 1-416-981-9093. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to:  Magna’s expected production sales, based on expected light vehicle production in North America and Europe; Magna’s expected production sales in the North America, Europe, Asia and Rest of World segments; total sales; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; fixed asset expenditures; future purchases of our Common Shares under our Normal Course Issuer Bid; and future issuances of debt securities. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; our ability to successfully launch material new or takeover business; continued underperformance of one or more of our operating Divisions; restructuring, downsizing or other significant non-recurring costs, including in our European business; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office; our ability to grow our business with Asian-based customers; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other nontraditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct sufficient due diligence on acquisition targets; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2014 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders.

This MD&A has been prepared as at August 7, 2014.

OVERVIEW

We are a leading global automotive supplier with 317 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. We have over 130,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

North American light vehicle production increased 3% in the second quarter of 2014, compared to the second quarter of 2013, to 4.4 million units. In Europe, light vehicle production increased 2% in the second quarter of 2014 to 5.3 million units.

Our second quarter 2014 sales increased 6% over the second quarter of 2013 to $9.46 billion. Our North American, European and Asian production sales all increased over the comparable quarter, while Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales all declined from the second quarter of 2013.

Adjusted EBIT(1) increased 30% to $710 million in the second quarter of 2014, compared to $547 million in the second quarter of 2013.

•                  Our North America segment generated Adjusted EBIT of $537 million for the second quarter of 2014. This compared to Adjusted EBIT of $422 million, including $40 million of amortization related to the August 2012 acquisition of Magna E-Car Systems partnership (“E-Car”), for the second quarter of 2013. The E-Car acquisition intangibles were fully amortized at the end of 2013.

•                  Our Europe segment reported Adjusted EBIT of $125 million in the second quarter of 2014, compared to $120 million in the second quarter of 2013. This represents our tenth consecutive quarter of year-over-year improved Adjusted EBIT in our Europe segment.

•                  Our Asia segment posted Adjusted EBIT of $42 million in the second quarter of 2014, compared to $19 million in the comparable quarter. This increase largely reflects the launch of business in existing and recently constructed facilities.

•                  Our Rest of World segment reported an Adjusted EBIT loss of $11 million in the second quarter of 2014, compared to a loss of $17 million in the second quarter of 2013. We continue to focus on reducing operating losses and addressing commercial challenges in South America, the most substantial market in our Rest of World segment.

During the second quarter of 2014, we issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024 (the “Senior Notes”).

Lastly, during the second quarter of 2014, we repurchased 5.7 million Common Shares for cash consideration of $575 million and subsequent to the second quarter repurchased an additional 1.5 million Common Shares for $161 million pursuant to our outstanding normal course issuer bid that expires in November 2014.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net

FINANCIAL RESULTS SUMMARY

During the second quarter of 2014, we posted sales of $9.46 billion, an increase of 6% over the second quarter of 2013. This higher sales level was a result of increases in our North American, European and Asian production sales partially offset by lower Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the second quarter of 2014 to 2013:

•                  North American vehicle production increased 3% and our North American production sales increased 10% to $4.75 billion;

•                  European vehicle production increased 2% and our European production sales increased 4% to $2.66 billion;

•                  Asian production sales increased 23% to $402 million;

•                  Rest of World production sales decreased 33% to $163 million;

•                  Complete vehicle assembly volumes decreased 11% and sales decreased $3 million to $793 million; and

•                  Tooling, engineering and other sales decreased by 5% to $697 million.

During the second quarter of 2014, we earned income from operations before income taxes of $692 million compared to $543 million for the second quarter of 2013. Excluding other expense, net (“Other Expense”) recorded in the second quarter of 2014, as discussed in the “Other Expense” section, the $160 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2013;

•                  intangible asset amortization of $40 million, recorded in the second quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  higher equity income;

•                  lower warranty costs of $4 million; and

•                 decreased commodity costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  approximately $25 million of costs incurred related to a fire at a body and chassis facility in North America;

•                  operational inefficiencies and other costs at certain facilities;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  a $1 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to the second quarter of 2013.

During the second quarter of 2014, net income attributable to Magna International Inc. was $510 million, an increase of $95 million compared to the second quarter of 2013 and diluted earnings per share increased $0.54 to $2.32 for the second quarter of 2014 compared to $1.78 for the second quarter of 2013. Other Expense, after tax, as discussed in the “Other Expense” section, negatively impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	For the three months ended June 30,
	2014		2013
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other expense	$11	$0.05	$—	$—
Income tax effect	(1)	—	—	—
Net income impact	$10	$0.05	$—	$—

Excluding the negative impact of Other Expense, after tax, for the second quarter of 2014 of $10 million, net income attributable to Magna International Inc. for the second quarter of 2014 increased $105 million compared to the second quarter of 2013.

Excluding the $0.05 per share negative impact of Other Expense, after tax, for the second quarter of 2014, diluted earnings per share increased $0.59, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2014. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the second quarter of 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with such specific factors as: operational inefficiencies; costs incurred to launch new or takeover business; restructuring, downsizing and other significant non-recurring costs; price reduction pressures from our customers; warranty and recall costs; the financial condition of our supply base; and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013, and remain substantially unchanged in respect of the second quarter ended June 30, 2014.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the six months
	ended June 30,				ended June 30,
	2014	2013	Change		2014	2013	Change

1 Canadian dollar equals U.S. dollars	0.917	0.977	-	6%	0.912	0.984	-	7%
1 euro equals U.S. dollars	1.371	1.307	+	5%	1.371	1.313	+	4%
1 British pound equals U.S. dollars	1.683	1.536	+	10%	1.669	1.543	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and six months ended June 30, 2014 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2014

Sales

	For the three months
	ended June 30,
	2014	2013	Change

Vehicle Production Volumes (millions of units)
North America	4.402	4.260	+	3%
Europe	5.272	5.155	+	2%

Sales
External Production
North America	$4,747	$4,301	+	10%
Europe	2,662	2,560	+	4%
Asia	402	328	+	23%
Rest of World	163	244	-	33%
Complete Vehicle Assembly	793	796	—
Tooling, Engineering and Other	697	733	-	5%
Total Sales	$9,464	$8,962	+	6%

External Production Sales - North America

External production sales in North America increased 10% or $446 million to $4.75 billion for the second quarter of 2014 compared to $4.30 billion for the second quarter of 2013 primarily as a result of the launch of new programs during or subsequent to the second quarter of 2013, including GM full-size pickups and SUVs, the Jeep Cherokee and the Nissan Rogue.

The launch of new programs was partially offset by:

•                  a $105 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                 lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the second quarter of 2013.

External Production Sales - Europe

External production sales in Europe increased 4% or $102 million to $2.66 billion for the second quarter of 2014 compared to $2.56 billion for the second quarter of 2013 primarily as a result of:

•                  a $105 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar; and

•                  the launch of new programs during or subsequent to the second quarter of 2013, including the:

•                  Mercedes-Benz GLA; and

•                  Range Rover Sport.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the

•                  MINI Cooper; and

•                  Mercedes-Benz C-Class;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the second quarter of 2013.

External Production Sales - Asia

External production sales in Asia increased 23% or $74 million to $402 million for the second quarter of 2014 compared to $328 million for the second quarter of 2013 primarily as a result of higher production volumes on certain existing programs and the launch of new programs during or subsequent to the second quarter of 2013, primarily in China. These factors were partially offset by net customer price concessions subsequent to the second quarter of 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 33% or $81 million to $163 million for the second quarter of 2014 compared to $244 million for the second quarter of 2013 primarily as a result of:

•                  lower production volumes on certain existing programs; and

•                  a $27 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real.

These factors were partially offset by net customer price increases subsequent to the second quarter of 2013.

Complete Vehicle Assembly Sales

	For the three months
	ended June 30,
	2014	2013	Change

Complete Vehicle Assembly Sales	$793	$796	—
Complete Vehicle Assembly Volumes (Units)	34,299	38,605	- 11%

Complete vehicle assembly sales decreased $3 million to $793 million for the second quarter of 2014 compared to $796 million for the second quarter of 2013 while assembly volumes decreased 11% or 4,306 units.

The decrease in complete vehicle assembly sales is primarily as a result of a decrease in assembly volumes for the MINI Paceman, which was partially offset by:

•                  a $39 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and the MINI Countryman.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 5% or $36 million to $697 million for the second quarter of 2014 compared to $733 million for the second quarter of 2013.

In the second quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  BMW X4;

•                  MINI Countryman;

•                  Ford Transit;

•                  Mercedes-Benz M-Class;

•                  QOROS 3;

•                  Lincoln MKC:

•                  Dodge Challenger; and

•                  Acura TL.

In the second quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Skoda Octavia;

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Ford Fusion;

•                  MINI Paceman;

•                  QOROS 3;

•                  Range Rover Evoque; and

•                  Mercedes-Benz M-Class.

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2014	2013

Sales	$9,464	$8,962

Cost of goods sold
Material	6,023	5,800
Direct labour	603	556
Overhead	1,529	1,438
	8,155	7,794
Gross margin	$1,309	$1,168

Gross margin as a percentage of sales	13.8%	13.0%

Cost of goods sold increased $361 million to $8.16 billion for the second quarter of 2014 compared to $7.79 billion for the second quarter of 2013 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  a net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and British pound, both against the U.S. dollar partially offset by the weakening of the Canadian dollar, Argentine peso and Brazilian real, each against the U.S. dollar;

•                  costs incurred related to a fire at a body and chassis facility in North America; and

•                  a larger amount of employee profit sharing.

Gross margin increased $141 million to $1.31 billion for the second quarter of 2014 compared to $1.17 billion for the second quarter of 2013 and gross margin as a percentage of sales increased to 13.8% for the second quarter of 2014 compared to 13.0% for the second quarter of 2013. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

•                  a decrease in tooling, engineering and other sales that have low or no margins;

•                  lower warranty costs; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  costs incurred related to a fire at a body and chassis facility in North America;

•                  a larger amount of employee profit sharing; and

•                  increased pre-operating costs incurred at new facilities.

Depreciation and Amortization

Depreciation and amortization costs decreased $37 million to $223 million for the second quarter of 2014 compared to $260 million for the second quarter of 2013 primarily as a result of intangible asset amortization of $40 million recorded in the second quarter of 2013 related to the acquisition and re-measurement of E-Car.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.6% for the second quarters of 2014 and 2013. SG&A expense increased $23 million to $433 million for the second quarter of 2014 compared to $410 million for the second quarter of 2013 primarily as a result of:

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  higher incentive compensation;

•                  an increase in reported U.S. dollar SG&A related to foreign exchange;

•                  increased costs incurred at new facilities; and

•                  a $1 million net decrease in valuation gains in respect of ABCP.

Equity Income

Equity income increased $8 million to $57 million for the second quarter of 2014 compared to $49 million for the second quarter of 2013 primarily as a result of higher income generated by most of our equity accounted investments.

Other Expense, net

During the second quarter of 2014, we recorded net restructuring charges of $11 million ($10 million after tax) in Europe at our exterior and interior systems operations. We expect full year 2014 restructuring charges to be approximately $75 million.

In addition, during the first quarter of 2014 and 2013, we recorded net restructuring charges of $22 million and $6 million ($20 million and $6 million after tax), respectively, in Europe at our exterior and interior systems operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

During the fourth quarter of 2013, we began reporting Asia and Rest of World as separate reporting segments.

	For the three months ended June 30,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$5,098	$4,589	$509	$537	$422	$115
Europe	3,744	3,755	(11)	125	120	5
Asia	450	361	89	42	19	23
Rest of World	168	248	(80)	(11)	(17)	6
Corporate and Other	4	9	(5)	17	3	14
Total reportable segments	$9,464	$8,962	$502	$710	$547	$163

Excluded from Adjusted EBIT for the three months ended June 30, 2014 was $11 million of net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America increased $115 million to $537 million for the second quarter of 2014 compared to $422 million for the second quarter of 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $40 million, recorded in the second quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  higher equity income;

•                  lower warranty costs of $3 million; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                 approximately $25 million of costs incurred related to a fire at a body and chassis facility in North America;

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  increased pre-operating costs incurred at new facilities; and

•                  higher incentive compensation and stock-based compensation.

Europe

Adjusted EBIT in Europe increased $5 million to $125 million for the second quarter of 2014 compared to $120 million for the second quarter of 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  lower downsizing costs;

•                  higher equity income;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  decreased commodity costs; and

•                  lower warranty costs of $2 million.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                  higher pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  operational inefficiencies and other costs at certain facilities.

Asia

Adjusted EBIT in Asia increased $23 million to $42 million for the second quarter of 2014 compared to $19 million for the second quarter of 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower pre-operating costs incurred at new facilities;

•                  lower launch costs; and

•                  higher equity income.

These factors were partially offset by:

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT improved $6 million to a loss of $11 million for the second quarter of 2014 compared to a loss of $17 million for the second quarter of 2013 primarily as a result of:

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  productivity and efficiency improvements at certain facilities;

•                 decreased commodity costs;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to the second quarter of 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  higher launch costs; and

•                  higher warranty costs of $1 million.

Corporate and Other

Corporate and Other Adjusted EBIT increased $14 million to $17 million for the second quarter of 2014 compared to $3 million for the second quarter of 2013 primarily as a result of an increase in affiliation fees earned from our divisions partially offset by a $1 million net decrease in valuation gains in respect of ABCP.

Interest Expense, net

During the second quarter of 2014, we recorded net interest expense of $7 million compared to $4 million for the second quarter of 2013. The $3 million increase is primarily as a result of interest incurred on government debt in Europe and interest expense on the $750 million Senior Notes issued during the second quarter of 2014.

Income from Operations before Income Taxes

Income from operations before income taxes increased $149 million to $692 million for the second quarter of 2014 compared to $543 million for the second quarter of 2013. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for the second quarter of 2014 increased $160 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

	For the three months ended June 30,
	2014		2013
	$	%	$	%

Income taxes as reported	$182	26.3	$131	24.1
Tax effect on Other expense, net	1	(0.3)	—	—
	$183	26.0	$131	24.1

Excluding Other Expense, after tax, the effective income tax rate increased to 26.0% for the second quarter of 2014 compared to 24.1% for the second quarter of 2013 primarily as a result of favourable audit settlements, recorded in the second quarter of 2013.

Net Income

Net income of $510 million for the second quarter of 2014 increased $98 million compared to the second quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income increased $108 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $nil for the second quarter of 2014 compared to $3 million for the second quarter of 2013.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $510 million for the second quarter of 2014 increased $95 million compared to the second quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income attributable to Magna International Inc. increased $105 million as a result of the increase in net income, as discussed above.

Earnings per Share

	For the three months
	ended June 30,
	2014	2013	Change

Earnings per Common Share
Basic	$2.36	$1.80	+	31%
Diluted	$2.32	$1.78	+	30%
Weighted average number of Common Shares outstanding (millions)
Basic	216.6	230.6	-	6%
Diluted	219.6	233.2	-	6%

Diluted earnings per share increased $0.54 to $2.32 for the second quarter of 2014 compared to $1.78 for the second quarter of 2013. Other Expense, after tax, negatively impacted diluted earnings per share in the second quarter of 2014 by $0.05 as discussed in the “Other Expense” section. Excluding this amount, diluted earnings per share increased $0.59 as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2014.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the second quarter of 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2014	2013	Change

Net income	$510	$412
Items not involving current cash flows	238	292
	748	704	$44
Changes in operating assets and liabilities	(148)	(12)
Cash provided from operating activities	$600	$692	$(92)

Cash flow from operations before changes in operating assets and liabilities increased $44 million to $748 million for the second quarter of 2014 compared to $704 million for the second quarter of 2013. The increase in cash flow from operations was due to the $98 million increase in net income, as discussed above, partially offset by a $54 million decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2014	2013

Depreciation and amortization	$223	$260
Amortization of other assets included in cost of goods sold	42	36
Other charges	10	2
Deferred income taxes and portion of current taxes	(13)	(3)
Equity income in excess of dividends received	(24)	(3)
Items not involving current cash flows	$238	$292

Cash invested in operating assets and liabilities amounted to $148 million for the second quarter of 2014 compared to $12 million for the second quarter of 2013. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2014	2013

Accounts receivable	$(39)	$26
Inventories	(98)	(93)
Prepaid expenses and other	(5)	(6)
Accounts payable	114	197
Accrued salaries and wages	(107)	(72)
Other accrued liabilities	(21)	(53)
Income taxes payable	11	(9)
Deferred revenue	(3)	(2)
Changes in operating assets and liabilities	$(148)	$(12)

The increase in inventories was primarily due to higher tooling inventory and increased production inventory to support launch activities. The increase in accounts payable was due to the timing of payments and an increase in production activities at the end of the second quarter of 2014. The decrease in accrued salaries and wages was primarily due to employee profit sharing payments.

Capital and Investment Spending

	For the three months
	ended June 30,
	2014	2013	Change

Fixed asset additions	$(384)	$(232)
Investments and other assets	(48)	(43)
Fixed assets, investments and other assets additions	(432)	(275)
Proceeds from disposition	15	30
Cash used for investment activities	$(417)	$(245)	$(172)

Fixed assets, investments and other assets additions

In the second quarter of 2014, we invested $384 million in fixed assets, including $105 million for the purchase of eight leased facilities in Mexico from Granite Real Estate Investment Trust (“Mexican Properties”).

In the second quarter of 2014, we invested $48 million in other assets related primarily for fully reimbursable engineering costs and tooling for programs that launched during the second quarter of 2014 or will be launching subsequent to the second quarter of 2014.

Proceeds from disposition

In the second quarter of 2014, the $15 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended June 30,
	2014	2013	Change

Issues of debt	$764	$25
Increase (decrease) in bank indebtedness	2	21
Repayments of debt	(15)	(60)
Issues of Common Shares on exercise of stock options	12	11
Repurchase of Common Shares	(575)	(337)
Contribution to subsidiaries by non-controlling interests	—	4
Dividends	(79)	(72)
Cash used for financing activities	$109	$(408)	$517

Issues of debt relates primarily to the issue of the $750 million Senior Notes. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

During the second quarter of 2014, we repurchased 5.7 million Common Shares for aggregate cash consideration of $575 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.38 for the second quarter of 2014, for a total of $79 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2014	2013	Change

Liabilities
Bank indebtedness	$49	$41
Long-term debt due within one year	212	230
Long-term debt	837	102
	1,098	373
Non-controlling interest	15	16
Shareholders’ equity	9,626	9,623
Total capitalization	$10,739	$10,012	$727

Total capitalization increased by $727 million to $10.74 billion at June 30, 2014 compared to $10.01 billion at December 31, 2013 primarily as a result of a $725 million increase in liabilities and a $3 million increase in shareholders’ equity.

The increase in liabilities relates primarily to long-term debt issued in relation to the $750 million Senior Notes.

The increase in shareholders’ equity was primarily as a result of:

•                  $903 million of net income earned in the first six months of 2014;

•                  $37 million of shares issued on exercise of stock options; and

•                  the $18 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  the $815 million repurchase and cancellation of 8.4 million Common Shares under our normal course issuer bid in the first six months of 2014;

•                  $167 million of dividends paid during the first six months of 2014; and

•                  the $12 million net unrealized loss on translation of our net investment in foreign operations.

Cash Resources

During the second quarter of 2014, our cash resources increased by $317 million to $1.76 billion as a result of the cash provided from operating and financing activities and the favourable effect of foreign exchange partially offset by cash used for investing activities, all as discussed above. In addition to our cash resources, at June 30, 2014 we had term and operating lines of credit totalling $2.57 billion of which $2.22 billion was unused and available.

On May 16, 2014, our $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering in Ontario and the United States of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During the second quarter of 2014, we issued $750 million of Senior Notes under the filings, as discussed in the “Financing” section.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 7, 2014 were exercised:

Common Shares	212,302,563
Stock options (i)	4,486,685
216,789,248

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2014 that are outside the ordinary course of our business, other than the issue of the $750 million Senior Notes that require $27 million of annual interest payments and the reduction of annual operating lease payments as a result of the purchase of the Mexican Properties. Refer to our MD&A included in our 2013 Annual Report.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2014

Sales

	For the six months
	ended June 30,
	2014	2013	Change

Vehicle Production Volumes (millions of units)
North America	8.600	8.275	+	4%
Europe	10.493	9.916	+	6%

Sales
External Production
North America	$9,154	$8,348	+	10%
Europe	5,296	5,006	+	6%
Asia	783	633	+	24%
Rest of World	320	455	-	30%
Complete Vehicle Assembly	1,606	1,594	+	1%
Tooling, Engineering and Other	1,266	1,287	-	2%
Total Sales	$18,425	$17,323	+	6%

External Production Sales - North America

External production sales in North America increased 10% or $806 million to $9.15 billion for the six months ended June 30, 2014 compared to $8.35 billion for the six months ended June 30, 2013 primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2013, including the:

•                  Jeep Cherokee;

•                  GM full-size pickups and SUVs;

•                  Nissan Rogue; and

•                  Cadillac CTS; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $237 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to June 30, 2013.

External Production Sales - Europe

External production sales in Europe increased 6% or $290 million to $5.30 billion for the six months ended June 30, 2014 compared to $5.01 billion for the six months ended June 30, 2013 primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2013, including the:

•                  Mercedes-Benz GLA;

•                  Skoda Octavia; and

•                  Range Rover Sport; and

•                  a $179 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar;

These factors were partially offset by:

•                  a decrease in content on certain programs, including the MINI Cooper and the Mercedes-Benz C-Class; and

•                  net customer price concessions subsequent to June 30, 2013.

External Production Sales - Asia

External production sales in Asia increased 24% or $150 million to $783 million for the six months ended June 30, 2014 compared to $633 million for the six months ended June 30, 2013 primarily as a result of:

•                  higher production volumes on certain existing programs; and

•                  the launch of new programs during or subsequent to the six months ended June 30, 2013, primarily in China, including the Audi Q3 and the Ford Mondeo.

These factors were partially offset by net customer price concessions subsequent to June 30, 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 30% or $135 million to $320 million for the six months ended June 30, 2014 compared to $455 million for the six months ended June 30, 2013 primarily as a result of:

•                 lower production volumes on certain existing programs; and

•                  a $65 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso.

These factors were partially offset by net customer price increases subsequent to the six months ended June 30, 2013.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2014	2013	Change

Complete Vehicle Assembly Sales	$1,606	$1,594	+	1%
Complete Vehicle Assembly Volumes (Units)	69,957	76,044	-	8%

Complete vehicle assembly sales increased 1%, or $12 million, to $1.61 billion for the six months ended June 30, 2014 compared to $1.59 billion for the six months ended June 30, 2013 while assembly volumes decreased 8% or 6,087 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  a $70 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and the MINI Countryman.

These factors were partially offset by a decrease in assembly volumes for the MINI Paceman.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 2% or $21 million to $1.27 billion for the six months ended June 30, 2014 compared to $1.29 billion for the six months ended June 30, 2013.

In the six months ended June 30, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  BMW X4;

•                  MINI Countryman;

•                  Ford Transit;

•                  QOROS 3;

•                  Mercedes-Benz M-Class;

•                  Ford Mustang;

•                  Honda Fit;

•                  Peugeot RCZ;

•                  Chrysler 200; and

•                  Lincoln MKC.

In the six months ended June 30, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Ford Fusion;

•                  Skoda Octavia;

•                  Jeep Grand Cherokee;

•                  QOROS 3;

•                  MINI Paceman; and

•                  MINI Countryman.

Segment Analysis

	For the six months ended June 30,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$9,740	$8,877	$863	$980	$803	$177
Europe	7,471	7,260	211	252	192	60
Asia	878	695	183	71	30	41
Rest of World	329	479	(150)	(24)	(28)	4
Corporate and Other	7	12	(5)	36	17	19
Total reportable segments	$18,425	$17,323	$1,102	$1,315	$1,014	$301

Excluded from Adjusted EBIT for the six months ended June 30, 2014 and 2013 was $33 million and $6 million, respectively, of net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America increased $177 million to $980 million for the six months ended June 30, 2014 compared to $803 million for the six months ended June 30, 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $79 million, recorded in the first six months of 2013, related to the acquisition and re-measurement of E-Car;

•                  lower warranty costs of $5 million;

•                  decreased commodity costs;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  approximately $25 million of costs incurred related to a fire at a body and chassis facility in North America;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  increased pre-operating costs incurred at new facilities;

•                  higher incentive compensation; and

•                  increased stock-based compensation.

Europe

Adjusted EBIT in Europe increased $60 million to $252 million for the six months ended June 30, 2014 compared to $192 million for the six months ended June 30, 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  lower downsizing costs;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  higher equity income;

•                  decreased commodity costs;

•                  lower warranty costs of $2 million; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                  higher affiliation fees paid to Corporate;

•                  higher pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  increased stock-based compensation.

Asia

Adjusted EBIT in Asia increased $41 million to $71 million for the six months ended June 30, 2014 compared to $30 million for the six months ended June 30, 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  lower pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT improved $4 million to a loss of $24 million for the six months ended June 30, 2014 compared to a loss of $28 million for the six months ended June 30, 2013 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  an decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real and Argentine peso, each against the U.S. dollar;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to the six months ended June 30, 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  higher costs incurred in preparation for upcoming launches;

•                  lower equity income;

•                  increased commodity costs; and

•                  higher warranty costs of $1 million.

Corporate and Other

Corporate and Other Adjusted EBIT increased $19 million to $36 million for the six months ended June 30, 2014 compared to $17 million for the six months ended June 30, 2013 primarily as a result of:

•                 an increase in affiliation fees earned from our divisions; and

•                  decreased stock-based compensation.

These factors were partially offset by:

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013;

•                  higher incentive compensation; and

•                  a $3 million net decrease in valuation gains in respect of ABCP.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the six months ended June 30, 2014, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: implementation of improvement plans in our underperforming operations, and/or restructuring actions; improved future results in South America through actions to address commercial challenges and reduce operational inefficiencies; future purchases of our Common Shares under the Normal Course Issuer Bid; and future issuances of debt securities. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; our ability to successfully launch material new or takeover business; continued underperformance of one or more of our operating Divisions; restructuring, downsizing or other significant non-recurring costs, including in our European business; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office; our ability to grow our business with Asian-based customers; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct sufficient due diligence on acquisition targets; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013

Sales		$9,464	$8,962	$18,425	$17,323

Costs and expenses
Cost of goods sold		8,155	7,794	15,917	15,111
Depreciation and amortization		223	260	440	515
Selling, general and administrative	11	433	410	858	777
Interest expense, net		7	4	9	8
Equity income		(57)	(49)	(105)	(94)
Other expense, net	2	11	—	33	6
Income from operations before income taxes		692	543	1,273	1,000
Income taxes	6	182	131	371	221
Net income		510	412	902	779
Net loss attributable to non-controlling interests		—	3	1	5
Net income attributable to Magna International Inc.		$510	$415	$903	$784

Earnings per Common Share:	3
Basic		$2.36	$1.80	$4.13	$3.39
Diluted		$2.32	$1.78	$4.08	$3.35

Cash dividends paid per Common Share		$0.38	$0.32	$0.76	$0.64

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		216.6	230.6	218.4	231.5
Diluted		219.6	233.2	221.6	234.2

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013

Net income		$510	$412	$902	$779

Other comprehensive income (loss), net of tax:	13
Net unrealized gain (loss) on translation of net investment in foreign operations		100	(91)	(12)	(224)
Net unrealized loss on available-for-sale investments		—	(5)	(1)	(4)
Net unrealized gain (loss) on cash flow hedges		49	(36)	18	(28)
Reclassification of net loss (gain) on cash flow hedges to net income		6	(6)	5	(12)
Reclassification of net loss on pensions to net income		2	3	3	6
Other comprehensive income (loss)		157	(135)	13	(262)

Comprehensive income		667	277	915	517
Comprehensive loss attributable to non-controlling interests		—	3	1	5
Comprehensive income attributable to Magna International Inc.		$667	$280	$916	$522

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$510	$412	$902	$779
Items not involving current cash flows	4	238	292	517	532
		748	704	1,419	1,311
Changes in operating assets and liabilities	4	(148)	(12)	(345)	(468)
Cash provided from operating activities		600	692	1,074	843

INVESTMENT ACTIVITIES
Fixed asset additions		(384)	(232)	(601)	(426)
Increase in investments and other assets		(48)	(43)	(102)	(91)
Proceeds from disposition		15	30	52	60
Cash used for investing activities		(417)	(245)	(651)	(457)

FINANCING ACTIVITIES
Issues of debt	9	764	25	795	57
Increase (decrease) in bank indebtedness		2	21	5	(5)
Repayments of debt		(15)	(60)	(85)	(101)
Settlement of stock options		—	—	—	(23)
Issue of Common Shares		12	11	37	50
Repurchase of Common Shares	12	(575)	(337)	(815)	(425)
Contribution to subsidiaries by non-controlling interests		—	4	—	4
Dividends paid		(79)	(72)	(162)	(145)
Cash provided from (used for) financing activities		109	(408)	(225)	(588)

Effect of exchange rate changes on cash and cash equivalents		25	(7)	4	(41)

Net increase (decrease) in cash and cash equivalents during the period		317	32	202	(243)
Cash and cash equivalents, beginning of period		1,439	1,247	1,554	1,522
Cash and cash equivalents, end of period		$1,756	$1,279	$1,756	$1,279

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents	4	$1,756	$1,554
Accounts receivable		6,107	5,246
Inventories	5	2,756	2,637
Deferred tax assets		239	275
Prepaid expenses and other		205	211
		11,063	9,923

Investments	14	442	391
Fixed assets, net		5,586	5,441
Goodwill		1,434	1,440
Deferred tax assets		136	120
Other assets	7	663	675
		$19,324	$17,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$49	$41
Accounts payable		5,166	4,781
Accrued salaries and wages		698	704
Other accrued liabilities	8	1,671	1,538
Income taxes payable		33	6
Deferred tax liabilities		29	9
Long-term debt due within one year		212	230
		7,858	7,309

Long-term debt	9	837	102
Long-term employee benefit liabilities	10	534	532
Other long-term liabilities		265	208
Deferred tax liabilities	6	189	200
		9,683	8,351
Shareholders’ equity
Capital stock
Common Shares
[issued: 213,749,157; December 31, 2013 — 221,151,704]	12	4,125	4,230
Contributed surplus		81	69
Retained earnings		5,109	5,011
Accumulated other comprehensive income	13	311	313
		9,626	9,623

Non-controlling interests		15	16
		9,641	9,639
		$19,324	$17,990

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2013		221.2	$4,230	$69	$5,011	$313	$16	$9,639
Net income					903		(1)	902
Other comprehensive income						13		13
Issues of shares by subsidiaries
Shares issued on exercise of stock options		0.9	47	(10)				37
Repurchase and cancellation under normal course issuer bid	12	(8.4)	(162)		(638)	(15)		(815)
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			20				20
Reclassification from liability	11			7				7
Dividends paid			5		(167)			(162)
Balance, June 30, 2014		213.7	$4,125	$81	$5,109	$311	$15	$9,641

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					784		(5)	779
Other comprehensive loss						(262)		(262)
Divestiture of subsidiaries							4	4
Shares issued on exercise of stock options		1.7	68	(18)				50
Repurchase and cancellation under normal course issuer bid	12	(6.8)	(129)		(274)	(22)		(425)
Release of restricted stock			7	(7)				—
Stock-based compensation expense	11			18				18
Settlement of stock options	11			(9)	(10)			(19)
Dividends paid		0.1	5		(150)			(145)
Balance, June 30, 2013		228.1	$4,342	$64	$4,812	$212	$28	$9,458

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2013.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements in that they do not include all of the information and notes required for complete financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes included in the Company’s 2013 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2014 and the results of operations, changes in equity and cash flows for the three-month and six-month periods ended June 30, 2014 and 2013.

[b]         Accounting Changes

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

	Six months ended
	June 30,
	2014	2013
Second Quarter
Restructuring [a]	$11	$—
First Quarter
Restructuring [a, b]	22	6
	$33	$6

For the six months ended June 30, 2014:

[a]         Restructuring

During the second and first quarters of 2014, the Company recorded net restructuring charges of $11 million and $22 million [$10 million and $20 million after tax], respectively, in Europe at its exterior and interior systems operations.

For the six months ended June 30, 2013:

[b]         Restructuring

During the first quarter of 2013, the Company recorded net restructuring charges of $6 million [$6 million after tax] in Europe at its exterior and interior systems operations.

3.              EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$510	$415	$903	$784

Average number of Common Shares outstanding	216.6	230.6	218.4	231.5

Basic earnings per Common Share	$2.36	$1.80	$4.13	$3.39

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$510	$415	$903	$784

Average number of Common Shares outstanding	216.6	230.6	218.4	231.5
Adjustments
Stock options and restricted stock [a]	3.0	2.6	3.2	2.7
	219.6	233.2	221.6	234.2

Diluted earnings per Common Share	$2.32	$1.78	$4.08	$3.35

[a]         For the three and six months ended June 30, 2014, diluted earnings per Common Share exclude nil [2013 — nil] and 0.1 million [2013 — 0.2 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	June 30,	December 31,
	2014	2013

Bank term deposits, bankers’ acceptances and government paper	$1,599	$1,331
Cash	157	223
	$1,756	$1,554

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Depreciation and amortization	$223	$260	$440	$515
Amortization of other assets included in cost of goods sold	42	36	71	66
Other non-cash charges	10	2	16	5
Deferred income taxes	(13)	(3)	25	(27)
Equity income in excess of dividends received	(24)	(3)	(35)	(27)
	$238	$292	$517	$532

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Accounts receivable	$(39)	$26	$(873)	$(948)
Inventories	(98)	(93)	(127)	(251)
Prepaid expenses and other	(5)	(6)	4	(33)
Accounts payable	114	197	442	525
Accrued salaries and wages	(107)	(72)	(2)	29
Other accrued liabilities	(21)	(53)	147	262
Income taxes payable	11	(9)	67	(51)
Deferred revenue	(3)	(2)	(3)	(1)
	$(148)	$(12)	$(345)	$(468)

5.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2014	2013

Raw materials and supplies	$971	$947
Work-in-process	274	273
Finished goods	354	339
Tooling and engineering	1,157	1,078
	$2,756	$2,637

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INCOME TAXES

During the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million in the first quarter of 2014.

7.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2014	2013

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$298	$291
Customer relationship intangibles	129	143
Long-term receivables	106	111
Patents and licences, net	41	44
Pension overfunded status	26	26
Unrealized gain on cash flow hedges	20	20
Other, net	43	40
	$663	$675

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2014	2013

Balance, beginning of period	$91	$94
Expense, net	7	9
Settlements	(7)	(5)
Foreign exchange and other	—	8
Balance, March 31	91	106
Expense, net	7	11
Settlements	(8)	(6)
Foreign exchange and other	—	(9)
Balance, June 30	$90	$102

9.              LONG-TERM DEBT

[a]         On June 16, 2014, the Company issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024.  The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]         On May 16, 2014, the Company’s $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019.  The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Defined benefit pension plan and other	$4	$4	$7	$8
Termination and long service arrangements	7	6	16	14
Retirement medical benefit plan	1	1	1	1
	$12	$11	$24	$23

11.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2014			2013
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	4,758,108	41.82	2,847,109	6,623,242	35.39	3,227,574
Granted	751,300	106.71	—	1,060,000	57.02	—
Exercised (ii)	(680,352)	39.49	(680,352)	(2,178,383)	29.76	(2,178,383)
Cancelled	(16,999)	52.19	(6,000)	(37,500)	50.17	(20,000)
Vested	—	—	779,384	—	—	2,105,503
March 31	4,812,057	52.24	2,940,141	5,467,359	41.73	3,134,694
Exercised	(296,035)	41.97	(296,035)	(329,881)	37.05	(329,881)
Cancelled	(10,500)	73.85	—	(81,665)	52.05	(11,667)
June 30	4,505,522	52.86	2,644,106	5,055,813	41.87	2,793,146

(i)      The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)  During the three months ended March 31, 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $23 million were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	Six months ended
	June 30,
	2014	2013
Risk free interest rate	1.60%	1.32%
Expected dividend yield	2.00%	2.00%
Expected volatility	29%	34%
Expected time until exercise	4.5 years	4.5 years

Weighted average fair value of options granted in period [Cdn$]	$22.94	$14.02

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2014		2013
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	730,476	$25	882,988	$30
Release of restricted stock	(143,152)	(4)	(152,512)	(5)
Awarded and not released, March 31 and June 30	587,324	$21	730,476	$25

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	2014				2013
	Equity	Liability	Equity (i)		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	631,854	30,119	127,447	789,420	605,430	20,099	206,923	832,452
Granted	50,809	8,025	6,315	65,149	70,636	13,825	10,013	94,474
Dividend equivalents	253	153	529	935	415	189	1,206	1,810
Released	(8,259)	—	—	(8,259)	(8,259)	—	(113,007)	(121,266)
Balance, March 31	674,657	38,297	134,291	847,245	668,222	34,113	105,135	807,470
Granted	55,242	1,000	5,357	61,599	71,391	—	7,523	78,914
Dividend equivalents	233	139	489	861	348	158	626	1,132
Released	—	—	—	—	(10,386)	—	—	(10,386)
Balance, June 30	730,132	39,436	140,137	909,705	729,575	34,271	113,284	877,130

(i)      Effective January 1, 2014, the Deferred Share Units [“DSUs”] awarded under the Non-Employee Director Share-Based Compensation Plan will be settled by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director in satisfaction of the redemption value of the DSUs.  Previously, the DSUs were settled in cash.  Accordingly, effective January 1, 2014, the DSUs are accounted for through equity.

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Incentive Stock Option Plan	$3	$4	$7	$8
Long-term retention	1	1	2	2
Restricted stock unit	5	5	10	8
	9	10	19	18
Fair value adjustment for liability classified DSUs	—	2	—	4
Total stock-based compensation expense	$9	$12	$19	$22

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       COMMON SHARES

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2014		2013
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	2,710,000	$240	1,593,615	$88
Second Quarter	5,718,181	575	5,194,188	337
	8,428,181	$815	6,787,803	$425

The Company can purchase up to 20 million shares under a normal course issuer bid that will terminate no later than November 12, 2014.  Between July 1, 2014 and August 7, 2014, the Company purchased for cancellation 1,465,431 Common Shares for cash consideration of $161 million through a pre-defined automatic securities purchase plan with a designated broker.  As at August 7, 2014, the Company had 7,596,665 shares remaining to be repurchased under the normal course issuer bid.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 7, 2014 were exercised or converted:

Common Shares	212,302,563
Stock options (i)	4,486,685
216,789,248

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2014	2013

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$454	$629
Net unrealized loss	(112)	(133)
Repurchase of shares under normal course issuer bid	(4)	(5)
Balance, March 31	338	491
Net unrealized gain (loss)	100	(91)
Repurchase of shares under normal course issuer bid	(11)	(17)
Balance, June 30	427	383

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	(20)	34
Net unrealized (loss) gain	(31)	8
Reclassification of net gain to net income	(1)	(6)
Balance, March 31	(52)	36
Net unrealized gain (loss)	49	(36)
Reclassification of net loss (gain) to net income	6	(6)
Balance, June 30	3	(6)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

	2014	2013

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(117)	(168)
Reclassification of net loss to net income	1	3
Balance, March 31	(116)	(165)
Reclassification of net loss to net income	2	3
Balance, June 30	(114)	(162)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	1
Net unrealized (loss) gain	(1)	1
Balance, March 31	(5)	2
Net unrealized loss	—	(5)
Balance, June 30	(5)	(3)

Total accumulated other comprehensive income	$311	$212

(i)            The amount of income tax (obligation) benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2014	2013

Balance, beginning of period	$5	$(13)
Net unrealized loss (gain)	10	(4)
Reclassifications of net gain to net income	1	2
Balance, March 31	16	(15)
Net unrealized (gain) loss	(18)	13
Reclassifications of net (loss) gain to net income	(1)	3
Balance, June 30	$(3)	$1

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2014	2013

Balance, beginning of period	$14	$36
Reclassification of net loss to net income	—	(1)
Balance, March 31	14	35
Reclassification of net loss to net income	—	(1)
Balance, June 30	$14	$34

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $5 million [net of income taxes of $3 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2014	2013

Held for trading
Cash and cash equivalents	$1,756	$1,554
Investment in asset-backed commercial paper	94	92
	$1,850	$1,646

Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$4	$4

Loans and receivables
Accounts receivable	$6,107	$5,246
Long-term receivables included in other assets	106	111
	$6,213	$5,357

Other financial liabilities
Bank indebtedness	$49	$41
Long-term debt (including portion due within one year)	1,049	332
Accounts payable	5,166	4,781
	$6,264	$5,154

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$39	$42
Other assets	20	20
Other accrued liabilities	(29)	(37)
Other long-term liabilities	(16)	(28)
	14	(3)
Natural gas contracts
Other accrued liabilities	(1)	(1)

	$13	$(4)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in Consolidated	in Consolidated
	Balance Sheets	Balance Sheets	Net amounts

June 30, 2014
Assets	$59	$33	$26
Liabilities	$(45)	$(33)	$(12)

December 31, 2013
Assets	$62	$42	$20
Liabilities	$(65)	$(42)	$(23)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At June 30, 2014, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2013 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$101 million [December 31, 2013 - Cdn$99 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At June 30, 2014, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $4 million, which was based on the closing share price of the investments on June 30, 2014.

Term debt

The Company’s term debt includes $212 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At June 30, 2014, the total estimated fair value of the Senior Notes was approximately $754 million, determined primarily using active market prices, categorized as Level 1 inputs within the ASC 820 fair value hierarchy.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and six-month periods ended June 30, 2014, sales to the Company’s six largest customers represented 83% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]           Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro, British pound and Indian rupee outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At June 30, 2014, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	280	1,273
euro amount	67	12
Korean won amount	15,956	—
For U.S. dollars
Peso amount	7,050	278
Korean won amount	11,212	—
For euros
U.S. amount	98	254
GBP amount	18	23
Czech Koruna amount	4,468	8
Polish Zlotys amount	224	—

Forward contracts mature at various dates through 2019. Foreign currency exposures are reviewed quarterly.

15.       CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2015, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         On September 24, 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office [the “Cartel Office”], attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. Investigations of this nature can continue for several years. Where wrongful conduct is found, the Cartel Office has the authority to impose administrative fines that are calculated in accordance with formula-based guidelines tied to the level of affected sales, the gravity of the infringement, the consolidated sales of the group of companies to which the offending entity belongs, as well as other mitigating and aggravating factors.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. In light of the early stage of the investigation, management is unable to predict its duration or outcome, including whether any operating division of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. In the event of any such violation, any fines imposed under the Cartel Office guidelines referred to above could have a material adverse effect on Magna’s profitability in the year such fine is imposed.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis.  Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value. During the fourth quarter of 2013, the Company began reporting Asia and Rest of World as separate reporting segments.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	June 30, 2014				June 30, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,795	$1,660		$596	$1,742	$1,614		$608
United States	2,550	2,415		1,143	2,164	2,040		1,020
Mexico	1,109	1,023		612	1,013	935		573
Eliminations	(326)	—		—	(300)	—		—
	5,128	5,098	$537	2,351	4,619	4,589	$422	2,201
Europe
Western Europe (excluding Great Britain)	3,050	2,977		1,396	3,006	2,936		1,411
Great Britain	195	195		88	277	275		57
Eastern Europe	668	572		675	619	544		569
Eliminations	(117)	—		—	(96)	—		—
	3,796	3,744	125	2,159	3,806	3,755	120	2,037
Asia	486	450	42	613	398	361	19	570
Rest of World	168	168	(11)	103	248	248	(17)	110
Corporate and Other	(114)	4	17	360	(109)	9	3	225
Total reportable segments	9,464	9,464	710	5,586	8,962	8,962	547	5,143
Other expense, net			(11)				—
Interest expense, net			(7)				(4)
	$9,464	$9,464	$692	5,586	$8,962	$8,962	$543	5,143
Current assets				11,063				9,918
Investments, goodwill, deferred tax assets, and other assets				2,675				2,633
Consolidated total assets				$19,324				$17,694

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2014				June 30, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$3,399	$3,147		$596	$3,423	$3,167		$608
United States	4,871	4,612		1,143	4,118	3,883		1,020
Mexico	2,148	1,981		612	1,978	1,827		573
Eliminations	(622)	—		—	(588)	—		—
	9,796	9,740	$980	2,351	8,931	8,877	$803	2,201
Europe
Western Europe (excluding Great Britain)	6,130	5,992		1,396	5,908	5,771		1,411
Great Britain	377	377		88	495	491		57
Eastern Europe	1,297	1,102		675	1,146	998		569
Eliminations	(235)	—		—	(191)	—		—
	7,569	7,471	252	2,159	7,358	7,260	192	2,037
Asia	949	878	71	613	762	695	30	570
Rest of World	329	329	(24)	103	479	479	(28)	110
Corporate and Other	(218)	7	36	360	(207)	12	17	225
Total reportable segments	18,425	18,425	1,315	5,586	17,323	17,323	1,014	5,143
Other expense, net			(33)				(6)
Interest expense, net			(9)				(8)
	$18,425	$18,425	$1,273	5,586	$17,323	$17,323	$1,000	5,143
Current assets				11,063				9,918
Investments, goodwill deferred tax assets and other assets				2,675				2,633
Consolidated total assets				$19,324				$17,694

17.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.